UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

VOXWARE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92906L105

(CUSIP Number)

William J. Thomas, Esq.

John F. Cinque, Esq.

Hale and Dorr LLP

650 College Road East

Princeton, New Jersey 08540

(609) 750-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

[            ]

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92906L105	13D/A	PAGE 2 OF 7 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cross Atlantic Technology Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 142,013,909 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 142,013,909 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,013,909 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 79.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 92906L105	13D/A	PAGE 3 OF 7 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cross Atlantic Technology Partners II, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 142,013,909 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 142,013,909 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,013,909 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 79.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 92906L105	13D/A	PAGE 4 OF 7 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). XATF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares 8. Shared Voting Power 142,013,909 shares 9. Sole Dispositive Power 0 shares 10. Shared Dispositive Power 142,013,909 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,013,909 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 79.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 92906L105	13D/A	PAGE 5 OF 7 PAGES

AMENDMENT NO. 1

TO

SCHEDULE 13D

This Amendment No. 1 amends the Statement on Schedule 13D filed on July 7, 2003, by and on behalf of Cross Atlantic Technology Fund II, L.P. (the “Statement”), with respect to the beneficial ownership of common stock, par value $0.001 per share, of the Issuer. This Statement, as amended by this Amendment No. 1, is referred to herein as “Schedule 13D.” The Schedule 13D is filed to report that Cross Atlantic, together with Edison Venture Fund V, L.P., has guaranteed that certain credit facility by and between the Issuer and Silicon Valley Bank, pursuant to which the Issuer secured a $2,000,000 loan. As consideration for guaranteeing the loan, the Issuer granted Cross Atlantic a warrant to purchase 33,333,333 shares of Series D Convertible Preferred Stock at an initial exercise price of $0.015 per share. In addition, this Schedule 13D is being filed to report that Cross Atlantic received 347,242 shares of the Issuer’s Common Stock issued as quarterly dividends on the Series D Convertible Preferred Stock held by Cross Atlantic. Capitalized terms used and not defined herein have the meanings set forth in the Statement. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5.	Interest in Securities of the Issuer.

(a)	Cross Atlantic is the record owner of 83,333,334 of the Cross Atlantic Preferred Shares. As the sole general partner of Cross Atlantic, XATF may be deemed to own beneficially the Cross Atlantic Preferred Shares. As the sole general partner of XATF, Cross Atlantic Partners may be deemed to own beneficially the Cross Atlantic Preferred Shares.

Cross Atlantic is the record owner of 347,242 shares of Common Stock issued as dividends on the Cross Atlantic Preferred Shares. As the sole general partner of Cross Atlantic, XATF may be deemed to own beneficially the Cross Atlantic Preferred Shares. As the sole general partner of XATF, Cross Atlantic Partners may be deemed to own beneficially the Cross Atlantic Preferred Shares.

Cross Atlantic holds warrants to purchase 20,833,334 shares of Series D Preferred which warrants may be exercisable within 60 days of June 27, 2003. As the sole general partner of Cross Atlantic, XATF may be deemed to own beneficially the Cross Atlantic Series D Warrant Shares. As the sole general partner of XATF, Cross Atlantic Partners may be deemed to own beneficially the Cross Atlantic Series D Warrant Shares.

Cross Atlantic holds warrants to purchase 33,333,333 shares of Series D Preferred which warrants may be exercisable within 60 days of December 30, 2003. As the sole general partner of Cross Atlantic, XATF may be deemed to own beneficially the Cross Atlantic Series D Warrant Shares. As the sole general partner of XATF, Cross Atlantic Partners may be deemed to own beneficially the Cross Atlantic Series D Warrant Shares.

Cross Atlantic holds warrants to purchase 4,166,666 share of Common Stock which warrants may be exercisable within 60 days of June 27, 2003. As the sole general partner of Cross Atlantic, XATF may be deemed to own beneficially the Cross Atlantic Common Stock Warrant Shares. As the sole general partner of XATF, Cross Atlantic

CUSIP NO. 92906L105	13D/A	PAGE 6 OF 7 PAGES

Partners may be deemed to own beneficially the Cross Atlantic Common Stock Warrant Shares.

Each of Cross Atlantic, XATF and Cross Atlantic Partners may be deemed to own beneficially 79.9% of the Common Stock of the Issuer, which percentage is calculated based upon 35,812,073 shares of Common Stock reported to be outstanding by the Issuer as of February 21, 2004, as adjusted pursuant to Rule 13d-3(d)(1). Each of the Reporting Persons, except Cross Atlantic, disclaims beneficial ownership of the Cross Atlantic Preferred Shares, the Cross Atlantic Series D Warrant Shares and the Cross Atlantic Common Stock Warrant Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person.

(ii)	shared power to vote or to direct the vote:

142,013,909 shares for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition:

0 shares for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:

142,013,909 shares for each Reporting Person.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Preferred or Warrant Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Preferred or Warrant Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, understandings or Relationships with Respect to Securities of the Issuer.

On December 30, 2003, the Issuer entered into a credit facility with Silicon Valley Bank pursuant to which the Issuer secured a $2,000,000 loan. The term portion of the loan ($1.5 million) is payable in monthly installments over 36 months. The loan bears interest at the bank’s prime rate, plus one-half percent. The credit facility is secured by the Company’s assets and in part by an Unconditional Guaranty by Cross Atlantic. In return for this guaranty, the issuer granted to Cross Atlantic warrants to purchase 33,333,333 shares of the Company’s Series D Preferred at an exercise price of $0.015 per share. A copy of the Unconditional Guaranty is attached hereto as Exhibit I.

Item 7.	Material to be Filed as Exhibits.

Exhibit I – Unconditional Guaranty dated December 30, 2003 executed by Cross Atlantic Technology Fund II, L.P., incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed January 6, 2004.

CUSIP NO. 92906L105	13D/A	PAGE 7 OF 7 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2004

CROSS ATLANTIC TECHNOLOGY FUND II, L.P.

By:	XATF MANAGEMENT II, L.P., its General Partner

By:	CROSS ATLANTIC CAPITAL PARTNERS II, INC., its General Partner

/s/ GLENN T. RIEGER

Name: Glenn T. Rieger
Title: Executive Vice President